SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 30 November 2005


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------


1.1  Transaction in Own Shares released on 01 November 2005
1.2  Transaction in Own Shares released on 02 November 2005
1.3  Transaction in Own Shares released on 03 November 2005
1.4  Transaction in Own Shares released on 04 November 2005
1.5  Transaction in Own Shares released on 07 November 2005
1.6  Transaction in Own Shares released on 08 November 2005
1.7  Transaction in Own Shares released on 09 November 2005
1.8  Transaction in Own Shares released on 10 November 2005
1.9  Transaction in Own Shares released on 11 November 2005
2.0  Director/PDMR Shareholding released on 11 November 2005
2.1  Transaction in Own Shares released on 17 November 2005
2.2  Transaction in Own Shares released on 21 November 2005
2.3  Transaction in Own Shares released on 22 November 2005
2.4  Transaction in Own Shares released on 23 November 2005
2.5  Transaction in Own Shares released on 24 November 2005
2.6  Transaction in Own Shares released on 25 November 2005
2.7  Transaction in Own Shares released on 28 November 2005
2.8  Transaction in Own Shares released on 29 November 2005
2.9  Transaction in Own Shares released on 30 November 2005

EXHIBIT 1.1

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  1 November 2005



BP p.l.c. announces that on 31 October 2005, it purchased 10,789,000 ordinary shares at prices between 623.00 pence and 635.50 pence per share and between 1102.8 cents and 1125.8 cents per share. The purchased shares will all be held as Treasury shares.


Following the above purchase, BP p.l.c. holds 784,854,950 ordinary shares in Treasury, and has 20,851,935,557 ordinary shares in issue (excluding Treasury shares).



Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 1.2


BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 2 November 2005

BP p.l.c. announces that on 1 November 2005, it purchased 9,073,000 ordinary shares at prices between 619.00 pence and 629.50 pence per share and between 1101.7 cents and 1108.8 cents per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 793,927,950 ordinary shares in Treasury, and has 20,842,900,023 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 1.3

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  03 November 2005


BP p.l.c. announces that on 02 November 2005, it purchased 9,856,000 ordinary shares at prices between 624.00 pence and 633.50 pence per share and between 1108.3 cents and 1121.5 cents per share. The purchased shares will all be held as Treasury shares.


BP p.l.c. also announces that on 02 November 2005 it transferred to participants in its employee share schemes 16,310 ordinary shares at prices between 350.00 pence and 498.00 pence. These shares were previously held as treasury shares.


Following the above transactions, BP p.l.c. holds 803,767,640 ordinary shares in Treasury, and has 20,833,051,955 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 1.4

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 04 November 2005

BP p.l.c. announces that on 3 November 2005, it purchased 9,702,800 ordinary shares at prices between 633.02 pence and 641.50 pence per share and between 1126.17 cents and 1145.67 cents per share. The purchased shares will all be held as Treasury shares.

Following the above transactions, BP p.l.c. holds 813,470,440 ordinary shares in Treasury, and has 20,823,382,861 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 1.5


BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 7 November 2005


BP p.l.c. announces that on 4 November 2005, it purchased 7,937,000 ordinary shares at prices between 639.00 pence and 650.50 pence per share. The purchased shares will all be held as Treasury shares.


Following the above purchase, BP p.l.c. holds 821,407,440 ordinary shares in Treasury, and has 20,815,465,661 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 1.6

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 08 November 2005

BP p.l.c. announces that on 7 November 2005, it purchased 9,925,400 ordinary shares at prices between 631.0 pence and 640.0 pence per share and between 1104.33 cents and 1112.00 cents per share. The purchased shares will all be held as Treasury shares.

Following the above transactions, BP p.l.c. holds 831,332,840 ordinary shares in Treasury, and has 20,805,564,937 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 1.7


BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  09 November 2005

BP p.l.c. announces that on 8 November 2005, it purchased 8,313,000 ordinary shares at prices between 633.0 pence and 639.5 pence per share and between 1097.50 cents and 1109.00 cents per share. The purchased shares will all be held as Treasury shares.

Following the above transactions, BP p.l.c. holds 839,645,840 ordinary shares in Treasury, and has 20,797,375,973 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 1.8


BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  10 November 2005



BP p.l.c. announces that on 09 November 2005, it purchased 7,223,000 ordinary shares at prices between 629.00 pence and 640.00 pence per share. The purchased shares will all be held as Treasury shares.


BP p.l.c. also announces that on 09 November 2005 it transferred to participants in its employee share schemes 22,958 ordinary shares at prices between 452.00 pence and 498.00 pence. These shares were previously held as treasury shares.


Following the above transactions, BP p.l.c. holds 846,845,882 ordinary shares in Treasury, and has 20,790,259,449 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 1.9


BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 11 November 2005


BP p.l.c. announces that on 10 November 2005, it purchased 3,132,000 ordinary shares at prices between 615.00 pence and 628.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 849,977,882 ordinary shares in Treasury, and has 20,787,194,505 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 2.0

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 11 November 2005


We were advised yesterday, 10 November 2005, by Computershare Plan Managers that on 10 November 2005 the following Directors of BP p.l.c. and other senior executives (persons discharging managerial responsibilities) acquired in London the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their names below at GBP6.27 per share through participation in the BP ShareMatch UK Plan:-


Directors

Mr. I. C. Conn                    54 shares
Dr. A.B. Hayward                  54 shares
Mr. J.A. Manzoni                  54 shares



Persons Discharging Managerial Responsibilities

Mrs Vivienne Cox                  54 shares
Mr Andrew G. Inglis               54 shares

EXHIBIT 2.1

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 17 November 2005

BP p.l.c. announces that on 16 November 2005 it transferred to participants in its employee share schemes 30,434 ordinary shares at prices between 350.00 pence and 511.00 pence. These shares were previously held as treasury shares.

Following the above transactions, BP p.l.c. holds 849,947,448 ordinary shares in Treasury, and has 20,787,372,067 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 2.2


BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 21 November 2005

BP p.l.c. announces that on 18 November 2005, it purchased 8,132,400 ordinary shares at prices between 639.50 pence and 648.50 pence per share and between 1108.33 cents and 1098.33 cents per share. The purchased shares will all be held as Treasury shares.

Following the above transactions, BP p.l.c. holds 858,079,848 ordinary shares in Treasury, and has 20,779,295,139 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 2.3


BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  22 November 2005


BP p.l.c. announces that on 21 November 2005, it purchased 7,141,800 ordinary shares at prices between 646.88 pence and 656.5 pence per share and between 1117.67 cents and 1127.67 cents per share. The purchased shares will all be held as Treasury shares.

Following the above transactions, BP p.l.c. holds 865,221,648 ordinary shares in Treasury, and has 20,772,242,751 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 2.4


BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 23 November 2005

BP p.l.c. announces that on 22 November 2005, it purchased 7,923,000 ordinary shares at prices between 657.00 pence and 665.00 pence per share and between 1130.67 cents and 1141.17 cents per share. The purchased shares will all be held as Treasury shares.

Following the above transactions, BP p.l.c. holds 873,144,648 ordinary shares in Treasury, and has 20,764,390,461 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 2.5

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  24 November 2005


BP p.l.c. announces that on 23 November 2005, it purchased 5,732,000 ordinary shares at prices between 655.50 pence and 665.00 pence per share. The purchased shares will all be held as Treasury shares.

BP p.l.c. also announces that on 23 November 2005 it transferred to participants in its employee share schemes 41,405 ordinary shares at prices between 350.00 pence and 511.00 pence. These shares were previously held as treasury shares.

Following the above transactions, BP p.l.c. holds 878,835,243 ordinary shares in Treasury, and has 20,758,773,929 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 2.6

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  25 November 2005



BP p.l.c. announces that on 24 November 2005, it purchased 3,700,000 ordinary shares at prices between 651.00 pence and 659.50 pence per share. The purchased shares will all be held as Treasury shares.


Following the above transactions, BP p.l.c. holds 882,535,243 ordinary shares in Treasury, and has 20,755,237,316 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 2.7


BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  28 November 2005



BP p.l.c. announces that on 25 November 2005, it purchased 3,500,000 ordinary shares at prices between 656.50 pence and 661.00 pence per share. The purchased shares will all be held as Treasury shares.



Following the above transactions, BP p.l.c. holds 886,035,243 ordinary shares in Treasury, and has 20,751,910,372 ordinary shares in issue (excluding Treasury shares).



Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 2.8

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  29 November 2005


BP p.l.c. announces that on 28 November 2005, it purchased 5,770,000 ordinary shares at prices between 646.50 pence and 662.50 pence per share. The purchased shares will all be held as Treasury shares.

Following the above transactions, BP p.l.c. holds 891,805,243 ordinary shares in Treasury, and has 20,746,217,865 ordinary shares in issue (excluding Treasury shares).



Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 2.9

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 30 November 2005

BP p.l.c. announces that on 29 November 2005, it purchased 7,722,000 ordinary shares at prices between 633.0 pence and 644.5 pence per share and between 1099.17 cents and 1107.67 cents. The purchased shares will all be held as Treasury shares.

Following the above transactions, BP p.l.c. holds 899,527,243 ordinary shares in Treasury, and has 20,738,513,465 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632





                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 05 December 2005                       /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary